Exhibit 99.1

Ku6 Media Co., Ltd.

Building 6, Zhengtongchuangyi Centre

No. 18, Xibahe Xili, Chaoyang District

Beijing 100028, People’s Republic of China

NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 8, 2013

 Important Notice Regarding the Availability of Proxy Materials for the 2013 Annual General Meeting of Shareholders to be Held on November 8, 2013

This Notice is to inform you that the 2013 annual general meeting of shareholders (the “2013 AGM”) of Ku6 Media Co., Ltd. (“Ku6” or the “Company”), a Cayman Islands company, is to be held on November 8, 2013 and the proxy materials for this meeting are available on the Internet.

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

The proxy statement (the “Proxy Statement”) and the 2012 Annual Report are available at http://ir.ku6.com.

If you want to receive a paper or email copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed below at the earliest opportunity to facilitate timely delivery.

NOTICE IS HEREBY GIVEN that the 2013 AGM of the Company will be held on November 8, 2013 at 10:00 a.m., Hong Kong time, at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong, and for any adjournment thereof, for the following purposes:

1.              To elect Bruno Wu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

(Proposal No. 1)

2.              To elect Tianqiao Chen to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

(Proposal No. 2)

3.              To elect Danian Chen to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

(Proposal No. 3)

4.              To elect Robert Chiu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

(Proposal No. 4)

5.              To elect Haifa Zhu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

(Proposal No. 5)

6.              To elect Tuoc Luong to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

(Proposal No. 6)

7.              To elect Tongyu Zhou to hold office as a director until the next annual general meeting of shareholders and until her successor is duly elected and qualified, or until her earlier removal, or earlier vacation of office.

(Proposal No. 7)

8.              To elect Wenwen Niu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

(Proposal No. 8)

9.              To elect Fang Du to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

(Proposal No. 9)

10.       To approve, confirm and ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent auditor of the Company to hold office until the next annual general meeting of shareholders and the authorization of the Board of Directors of the Company to fix the auditor’s remuneration.

(Proposal No. 10)

11.   To transact such other business as may properly come before the 2013 AGM or any adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement. You may access the Proxy Statement at http://ir.ku6.com.

You should vote by either attending the 2013 AGM in person or by mailing the enclosed Proxy Card to us as instructed therein. The enclosed Proxy Card should be mailed to us at Attention: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China, as soon as possible to ensure receipt by us before November 8, 2013.

If you prefer a paper or email copy of the proxy materials, you may request one by sending an email to or calling Ms. Helen Zou, Investor Relations Officer, at ir@ku6.com or +86 10 5758 6835. Please make sure you request a copy at the earliest opportunity to facilitate timely delivery. There is no charge to you for requesting a copy. You will have the opportunity to make a request to (1) receive paper copies for all future meetings or only for the 2013 AGM or (2) receive email copies for all future meetings or only for the 2013 AGM.

Holders of record of our ordinary shares at the close of business on September 30, 2013 are entitled to vote at the 2013 AGM and any adjournment thereof, and are encouraged and cordially invited to attend the 2013 AGM.

FOR THE BOARD OF DIRECTORS

Bruno Wu
Chairman of the Board of Directors

Beijing, China

October 8, 2013

YOUR VOTE IS IMPORTANT